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Exhibit 99.4

KPMG LLP Chartered Accountants Commerce Court West PO Box 31 Stn Commerce Court Suite 3300 Toronto ON M5L 1B2	Telephone (416) 777-8500 Telefax (416) 777-8818 www.kpmg.ca

ACCOUNTANTS' CONSENT

The Board of Directors
Aber Diamond Corporation

We consent to the use of our report dated March 7, 2003 included in this annual report on Form 40-F.

Toronto, Canada
June 18, 2003

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ACCOUNTANTS' CONSENT